Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-264576

SPROTT LAUNCHES FIRST ESG GOLD ETF (“SESG”)
Key Partners Include Agnico Eagle Mines and Yamana Gold
TORONTO, August 2, 2022 - Sprott Asset Management LP (“Sprott”), a wholly-owned subsidiary of Sprott Inc. (NYSE/TSX: SII), today announced the launch of the Sprott ESG Gold ETF (NYSE Arca: SESG) (“SESG”), the world’s first ETF to exclusively source and refine gold from globally recognized mining leaders in ESG based on special criteria developed by Sprott.  The new ETF will begin trading on the New York Stock Exchange Arca on August 2, 2022.
SESG is the first gold ETF that invests in gold bullion that meets the environmental, social, and governance (“ESG”) and provenance standards specially developed by Sprott.  Sprott has partnered with the Royal Canadian Mint (“RCM”) to provide investors with an ETF that only sources gold from companies and mines that meet Sprott’s ESG screening criteria.  Initially, Sprott ESG Approved Gold will be sourced from several Canadian mines operated by Agnico Eagle Mines Limited (NYSE: AEM) (TSX: AEM) and Yamana Gold Inc. (TSX: YRI; NYSE: AUY; LSE: AUY).
“We created SESG to fill a gap in the marketplace with a gold fund focused on trust, transparency, and traceability.  Our goal is to answer a number of key questions for investors: where does my gold come from, who produced it and was it produced sustainably by recognized ESG leaders? Through our partnership with the Royal Canadian Mint and our relationships with leading Canadian gold producers, Sprott is uniquely positioned to offer a convenient way for investors to own physical gold that aligns with their ESG values,” said John Ciampaglia, CEO of Sprott Asset Management.
“At Agnico Eagle, we believe in operating responsibly and contributing positively to the communities in which we operate.  We understand that ESG considerations are an opportunity to drive improved performance and deliver on our vision to build a high-value business.  We believe that we are recognized within the mining industry for our global leading ESG practices, for having one of the lowest GHG intensities and for operating in safe jurisdictions.  Agnico Eagle is proud to be a partner of choice as a trusted source of responsibly produced gold for this first ESG Gold Fund,” said Carol Plummer, Agnico Eagle’s Executive Vice President, Operational Excellence.
“The gold industry must do everything possible to ensure its gold is produced in the most sustainable and responsible way.  This has been a fundamental value of Yamana’s since we first started operating, a fact reflected by our strong track record in ESG which has been consistently recognized by independent ratings agencies and other stakeholders, including the recent publication of Canada’s Best 50 Corporate Citizens by Corporate Knights, in which Yamana was named as the highest-ranked mining company.  It is vital that we protect our operating environments and maximize the positive impact we have in host communities.  That is why we are delighted to partner with Sprott in the first-ever ESG-focused physical gold fund established specifically to acquire gold that is underpinned by strong ESG fundamentals.  We believe that Yamana’s inclusion in this fund reflects our strong performance and commitment to push boundaries in the industry to deliver responsibly mined gold ounces that benefit all,” said Daniel Racine, President, and CEO of Yamana Gold.

“The Mint is pleased to support this innovative new product.  It is an initiative that reinforces the Mint’s strong commitment to ESG practices,” said Tom Froggatt, Chief Commercial Officer of the Royal Canadian Mint.
SESG Investment Objective
SESG’s investment objective is to closely reflect the performance of the price of gold by holding physical gold bullion that meets certain environmental, social and governance standards and criteria determined by the Sponsor and defined as “Sprott ESG Approved Gold”.  The Fund is expected to consist primarily of fully allocated unencumbered physical gold bullion held by the Mint on behalf of the Fund that qualifies as Sprott ESG Approved Gold, plus from time to time gold in unallocated form.
Methodology
Sprott will identify world-class North American gold mining companies with proven, highly transparent ESG track records.  Selected gold miners will also undergo additional due diligence conducted at individual mine sites to ensure they are meeting local ESG best practices.  These gold mining companies and mine sites must also maintain compliance with the RCM’s Responsible Sourcing Requirements for refining customers, including the RCM’s Responsible Metals Program.  To ensure the provenance and integrity of ESG Approved Gold, the RCM will segregate its supply chain and refining activities.
Sprott has filed a registration statement relating to this Offering, including a prospectus, with the SEC and it is available at the SEC’s website at http://www.sec.gov.  Before you invest, you should read the prospectus in that registration statement and any other documents Sprott has filed with the SEC for more complete information about SESG and this Offering.  You may get these documents for free by visiting EDGAR or the SEC website at www.sec.gov.  Alternatively, you can obtain a copy of the prospectus related to the Offering by calling toll-free at 855.943.8099 or by email at ir@sprott.com.
About Sprott
Sprott Asset Management LP is a wholly-owned subsidiary of Sprott Inc. (“Sprott”).  Sprott is a global leader in precious metal and real assets investments.  We are specialists.  Our in-depth knowledge, experience, and, relationships separate us from the generalists.  Our investment strategies include Exchange Listed Products, Managed Equities, Private Strategies, and Brokerage.  Sprott has offices in Toronto, New York, and London, and the company’s common shares are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol (SII).  For more information, please visit www.sprott.com.

Forward-Looking Statements
This press release contains statements that constitute “forward-looking information” (collectively, “forward-looking statements”) within the meaning of applicable securities laws.  Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.  In particular, but without limiting the forgoing, this press release contains forward-looking statements pertaining to the launch and trading of the Fund.
Forward-looking statements contained herein are made as of the date of this press release and Sprott disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, or otherwise.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Sprott undertakes no obligation to update forward-looking statements if circumstances, management’s estimates or opinions should change, except as required by securities legislation.  Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements contained in this press release concerning the launch of the Fund or the timing of the trading of its shares on NYSE Arca.
Investor contact:
Glen Williams
Managing Director
Investor and Institutional Client Relations
Head of Corporate Communications
(416) 943-4394
gwilliams@sprott.com
Media contact:
Dan Gagnier / Jeffrey Mathews
Gagnier Communications
(646) 569-5897
sprott@gagnierfc.com